SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 2, 2012

(Commission File No. 1-13202)

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒     Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:☐     No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐     No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐     No: ☒

Enclosures:

March 6: Nokia Siemens Networks to transfer part of its network management system R&D to Tieto
March 7: CN TETRAGEN acquires Nokia Siemens Networks’ Expedience business
March 16: Samih Elhage to join Nokia Siemens Networks as chief operating officer

Press Release

Espoo, Finland — March 6, 2012

Nokia Siemens Networks to transfer part of its network management system R&D to Tieto

Tieto and Nokia Siemens Networks have signed an agreement on the planned outsourcing of part of the maintenance, technical support and R&D for Nokia Siemens Networks’ mobile network Operations Support System (OSS) and Subscriber Data Management (SDM) activities in Finland.

As part of the planned outsourcing, approximately 240 employees who are working primarily in R&D in Tampere and Espoo will also transfer to Tieto as existing employees. The planned transaction will strengthen Tieto’s position as an outsourcing provider of both R&D and IT services.

“Nokia Siemens Networks and Tieto have been partners for a long time. This planned outsourcing is in line with our global strategy announced in November of focusing on the core areas of business and increasing efficiency. Our aim with this planned transaction is to enhance the flexibility and efficiency of our operations and further deepen cooperation with Tieto on network management systems. This cooperation will also present the employees transferring to Tieto with new career opportunities as part of a leading IT service company,” says Pekka Soini, Finland country director at Nokia Siemens Networks.

“The Nokia Siemens Networks employees that are transferring to Tieto are experts whose experience in a distributed and agile R&D, software architecture and project management strengthens our R&D competence even further. Their knowledge and expertise are an asset which can be utilized within the whole Tieto. In addition, their expertise in network management will further expand our industry knowledge of the telecom sector, creating new business opportunities for us. We are happy to engage ourselves in a closer cooperation in this important area,” says Ari Vanhanen, executive vice president, Product Engineering Solutions.

The planned outsourcing is subject to approval by the Finnish Competition Authority. It is expected to be completed at the beginning of April 2012.

About Tieto

Tieto is the leading IT service company in Northern Europe providing IT and product engineering services. Our highly specialized IT solutions and services complemented by a strong technology platform create tangible business benefits for our local and global customers. As a trusted transformation partner, we are close to our customers and understand their unique needs. With about 18 000 experts, we aim to become a leading service integrator creating the best service experience in IT. www.tieto.com

About Nokia Siemens Networks

Nokia Siemens Networks is the world’s specialist in mobile broadband. From the first ever call on GSM, to the first call on LTE, we operate at the forefront of each generation of mobile technology. Our global experts invent the new capabilities our customers need in their

Nokia Siemens Networks

Media Relations

PO Box 1

FI-02022 Nokia Siemens Networks

networks. We provide the world’s most efficient mobile networks, the intelligence to maximize the value of those networks, and the services to make it all work seamlessly.

With headquarters in Espoo, Finland, we operate in over 150 countries and had net sales of over 14 billion euros in 2011. http://www.nokiasiemensnetworks.com

Media Enquiries

Nokia Siemens Networks

Riitta Mård

Communications

Phone: +358 50 5149718

E-mail: riitta.mard@nsn.com

Media Relations

Phone: +358 7180 31451

E-mail: mediarelations@nsn.com

Tieto

Ari Vanhanen

Executive Vice President, Product Engineering Solutions

Phone: +358 500 432 830

E-mail: ari.vanhanen@tieto.com

NOKIA FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our strategic partnership with Microsoft to combine complementary assets and expertise to form a global mobile ecosystem and to adopt Windows Phone as our primary smartphone platform; B) the timing and expected benefits of our new strategy, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of products and services; G) expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation; J) expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) our ability to succeed in creating a competitive smartphone platform for high-quality differentiated winning smartphones or in creating new sources of revenue through our partnership with Microsoft; 2) the expected timing of the planned transition to Windows Phone as our primary smartphone platform and the introduction of mobile products based on that platform; 3) our ability to maintain the viability of our current Symbian smartphone platform during the transition to Windows Phone as our primary smartphone platform; 4) our ability to realize a return on our investment in MeeGo and next generation devices, platforms and user experiences; 5) our ability to build a competitive and profitable global ecosystem of sufficient scale, attractiveness and value to all participants and to bring winning smartphones to the market in a timely manner; 6) our ability to produce mobile phones in a timely and cost efficient manner with differentiated hardware, localized services and applications; 7) our ability to increase our speed of innovation, product development and execution to bring new competitive smartphones and mobile phones to the market in a timely manner; 8) our ability to retain, motivate, develop and recruit appropriately skilled employees; 9) our ability to implement our strategies, particularly our new mobile product strategy; 10) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 11) our ability to maintain and leverage our traditional strengths in the mobile product market if we are unable to retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our new strategy or other factors; 12) our success in collaboration and partnering arrangements with third parties, including Microsoft; 13) the success, financial condition and performance of our suppliers, collaboration partners and customers; 14) our ability to source sufficient quantities of fully functional quality components, subassemblies and software on a timely basis without interruption and on favorable terms, including the disruption of production and/or deliveries from any of our suppliers as a result of adverse conditions in the geographic areas where they are located; 15) our ability to manage efficiently our manufacturing, service creation, delivery and logistics without interruption; 16) our ability to ensure the timely delivery of sufficient volumes of products that meet our and our customers’ and consumers’ requirements and manage our inventory and timely adapt our supply to meet changing demands for our products; 17) any actual or even alleged defects or other quality, safety and security issues in our products; 18) any actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected or made available to us or stored in or through our products; 19) our ability to successfully manage costs, including our ability to achieve targeted costs reductions and to effectively and timely execute related restructuring measures, including personnel reductions; 20) our ability to effectively and smoothly implement the new operational structure for our businesses; 21) the development of the mobile and fixed communications industry and general economic conditions globally and regionally; 22) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 23) our ability to protect the technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services; 24) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 25) the impact of changes in government policies, trade policies, laws or regulations and economic or political turmoil in countries where our assets are located and we do business; 26) any disruption to information technology systems and networks that our operations rely on; 27) unfavorable outcome of litigations; 28) allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 29) our ability to achieve targeted costs reductions and increase profitability in Nokia Siemens Networks and to effectively and timely execute related restructuring measures; 30) Nokia Siemens Networks’ ability to maintain or improve its market position or respond successfully to changes in the competitive environment; 31) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements; 32) whether Nokia Siemens Networks is able to successfully integrate the acquired assets of Motorola Solutions’ networks business, retain existing customers of the acquired business, cross-sell Nokia Siemens Networks’ products and services to customers of the acquired business and otherwise realize the expected synergies and benefits of the acquisition; 33) Nokia Siemens Networks’ ability to timely introduce new products, services, upgrades and technologies; 34) Nokia Siemens Networks’ success in the telecommunications infrastructure services market and Nokia Siemens Networks’ ability to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers; 35) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 36) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 37) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens AG may involve and affect the carrier-related assets and employees transferred by Siemens AG to Nokia Siemens Networks; 38) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; as well as the risk factors specified on pages 12-39 of Nokia’s annual report Form 20-F for the year ended December 31, 2010 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Press Release

Espoo, Finland / Madrid, Spain — March 7, 2012

CN TETRAGEN acquires Nokia Siemens Networks’ Expedience business

CN TETRAGEN, a privately held Spanish technology holding, has acquired Nokia Siemens Networks’ proprietary, fixed-wireless broadband business, Expedience*. Under the terms of the transaction, CN TETRAGEN acquired the complete Expedience portfolio, assets, and the active customer and supplier contracts. The Expedience business is not part of Nokia Siemens Networks’ mobile broadband portfolio based on widely adopted industry standards.

CN TETRAGEN has in-depth knowledge of the Expedience portfolio and recognizes an opportunity to provide outstanding products and services to the operators who have invested in the technology. CN TETRAGEN has set up a company called Nexpedience Networks to operate the Expedience assets.

“With this acquisition, we are in a good position to ensure continuity for the manufacturing of the Expedience technology while developing a solid roadmap for its future. We are extremely committed to achieving this,” said Kiriako Vergos, chairman and CEO of CN TETRAGEN.

“We believe our customers will benefit from the greater focus, scale and concentration on Expedience that CN TETRAGEN can offer,” said Stephan Scholz, head of divestment projects for Network Systems, Nokia Siemens Networks. “The divestment is part of Nokia Siemens Networks new strategy where we’ll focus on mobile broadband and services.”

About Nokia Siemens Networks

Nokia Siemens Networks is the world’s specialist in mobile broadband. From the first ever call on GSM, to the first call on LTE, we operate at the forefront of each generation of mobile technology. Our global experts invent the new capabilities our customers need in their networks. We provide the world’s most efficient mobile networks, the intelligence to maximize the value of those networks, and the services to make it all work seamlessly.

With headquarters in Espoo, Finland, we operate in over 150 countries and had net sales of over 14 billion euros in 2011. http://www.nokiasiemensnetworks.com

About CN TETRAGEN

CN TETRAGEN has been active in the field of ‘NextGen’ BWA technologies since 2004. The company’s headquarters are in Madrid, SPAIN. www.codiumtetragen.com

Media Enquiries

Nokia Siemens Networks

Johanna Harjula

Media Relations

E-mail: johanna.harjula@nsn.com

Tel: +358 7180 31399

Nokia Siemens Networks

Media Relations

PO Box 1

FI-02022 Nokia Siemens Networks

1

Media Relations

E-mail: mediarelations@nsn.com

Tel: +358 7180 31451

CN TETRAGEN

E-mail: info@codiumtetragen.com

Notes:

*Nokia Siemens Networks acquired the Expedience portfolio as part of its acquisition of certain Motorola Solutions networks assets that closed in April 2011. Expedience is a proprietary wireless broadband platform with system components that include residential subscriber units, mobile subscriber units, outdoor subscriber units, base stations and network management technology. It is available in 2.5, 3.3, 3.5 and 3.7 GHz licensed frequency bands. To date more than 15,000 base stations and 700,000 CPEs have been sold worldwide.

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Press Release

Espoo, Finland — March 16, 2012

Samih Elhage to join Nokia Siemens Networks as chief operating officer

Nokia Siemens Networks announced today that it has appointed Samih Elhage as its chief operating officer (COO). Elhage will join Nokia Siemens Networks on March 19, 2012, reporting to the company’s chief executive officer, Rajeev Suri.

“Samih brings a great deal of telecommunications, operations, business transformation and management experience to our new role of chief operating officer,” said Suri. “With our strategy clearly defined and restructuring underway, I am particularly pleased to have Samih join us to focus on driving operational excellence as well as improving our overall mode of operations.”

The new role of COO has been created to lead the Global Operations organization at Nokia Siemens Networks and the transformation of the company’s mode of operations and business performance management. In this new role, Elhage joins the company’s Executive Board.

“Joining Nokia Siemens Networks at this critical juncture in its transformation is a tremendous opportunity, and I am excited to be part of one of the leading teams in the most important sector of telecoms today: mobile broadband,” Elhage said. “I’m confident that by leveraging my relevant operational expertise, together with the existing team at Nokia Siemens Networks, we can successfully tackle the challenges and opportunities facing the company.”

Elhage was previously a senior advisor to leading private equity and global management consulting firms, focusing on investments and improving the operating performance of companies in the telecommunications sector. Prior to these advisory roles, until August 2010, Elhage held a number of leadership roles at Nortel, including president of Carrier Voice over IP and Applications Solutions and vice president of Corporate Business Operations.

Elhage has more than 22 years of deep and broad expertise in telecommunications. He began his career at Bell Canada in 1990 where he held multiple management and leadership roles relating to network development. Elhage then joined Nortel in 1998, where he held leadership roles in its Optical, Broadband and Core Data Networks organizations, before assuming leadership of Business Transformation and Operations.

Herbert Merz, who has been leading both Global Operations and Optical Networks for Nokia Siemens Networks, will focus on the optical business. Merz remains on the Executive Board and will continue to lead the Nokia Siemens Networks Germany supervisory board.

About Nokia Siemens Networks

Nokia Siemens Networks is the world’s specialist in mobile broadband. From the first ever call on GSM, to the first call on LTE, we operate at the forefront of each generation of mobile technology. Our global experts invent the new capabilities our customers need in their

Nokia Siemens Networks

Media Relations

PO Box 1

FI-02022 Nokia Siemens Networks

1

networks. We provide the world’s most efficient mobile networks, the intelligence to maximize the value of those networks, and the services to make it all work seamlessly.

With headquarters in Espoo, Finland, we operate in over 150 countries and had net sales of over 14 billion euros in 2011. http://www.nokiasiemensnetworks.com

Media Enquiries

Nokia Siemens Networks

Press office

Phone: +358 7180 31451

Email: mediarelations@nsn.com

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2012		Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Director, Corporate Legal